Mail Stop 4561

December 18, 2008

Mr. Stanley K. Tanger
Chairman of the Board and Chief Executive Officer
Tanger Factory Outlet Centers, Inc.
3200 Northline Avenue
Suite 360
Greensboro, NC 27408

>   **Re: Tanger Factory Outlet Centers, Inc.**
>   **Tanger Properties Limited Partnership**
>   **Forms 10-K for the year ended December 31, 2007**
>   **Filed 02/28/08**
>   **Definitive Proxy Statement**
>   **Filed 04/03/08**
>   **File Nos. 001-11986 and 333-03526-01**

Dear Mr. Tanger:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Current Developments and Dispositions, page 31

1. In future filings, please disclose the expected source of funding for each of your potential developments.

Exhibits 31.1 and 31.2

2. We note that the certifications are not in the proper form (specifically paragraph 5). The required certifications must be in the exact form prescribed by Item 601(B)(31) of Regulation S-K; the wording of the required certifications may not be changed in any respect. Please file amendments, including the entire periodic reports and new, corrected certifications, to your Forms 10-K for the year ended December 31, 2007 as well as your quarterly reports on Forms 10-Q for the periods ended March 31, June 30 and September 30, 2008.

Definitive Proxy Statement on Schedule 14A

Executive Compensation

Role of Compensation Consultants and Use of Aggregate Peer Group Data, page 8

3. In this section, you state that you review the compensation practices of other REITs for informational purposes only and such data is not used to set specific targets or benchmarks. You also state, however, that this comparative data is used to set and adjust executive compensation in your company and to ensure that compensation levels are competitive. Furthermore, on page 12, you state that long-term incentives are determined based on peer group compensation practices. In future filings, please clarify your use of comparative compensation data from peer groups.

Long-Term Incentives: Description and Analysis, page 12

4. In future filings, with respect to long-term incentive awards, please provide a more detailed analysis of how the company determined the actual awards. Please disclose the actual factors considered in making the equity awards for each named executive officer.

2007 Summary Compensation Table, page 15

5. We refer you to Section II.B.1 of Securities Act Release No. 33-8732A (Aug. 26, 2006). The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. In future filings, please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. For example, we note that both Messrs. Stanley K. Tanger and Steven B. Tanger received significantly more share awards than the other named executive officers. Please see Item 402(b)(2)(vii) of Regulation S-K.

*****

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich, Staff Accountant, at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Staff Attorney, at (202) 551-3391 or Tom Kluck, Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

Daniel Gordon
Branch Chief